Exhibit 99.1

Zeekr Group Forms Special Committee to Review “Going Private” Proposal

HANGZHOU, China, May 13, 2025 /PRNewswire/ -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced that its Board of Directors (the “Board”) has formed a special committee (the “Special Committee”) to review and evaluate the previously announced preliminary non-binding “going private” proposal (the “Proposal”) that the Board received on May 7, 2025 from Geely Automobile Holdings Limited, the Company’s controlling shareholder.

The Special Committee is composed of Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis and Mr. Michael David Ricks, who are independent directors of the Company and are unaffiliated with the Proposal. Mr. Miguel A. Lopez Ben and Mr. Michael David Ricks will be the co-chairman of the Special Committee.

The Board cautions the Company's shareholders and others considering trading the Company's securities that no decision has been made with respect to the Proposal, or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposal or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:
ZEEKR Intelligent Technology Holding Limited
Investor Relations
Email: ir@zeekrlife.com

Piacente Financial Communications
Tel: +86-10-6508-0677
Email: Zeekr@thepiacentegroup.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com

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